FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

January 22, 2004

Commission File Number 33-79548

EURO DISNEY S.C.A.

(Translation of registrant’s name into English)

Immeubles Administratifs
Route Nationale 34
77144 Chessy
France

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F: ☒ Form 40-F: ☐

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Yes: ☐      No: ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes: ☐      No: ☒

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

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If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

EURO DISNEY S.C.A.
Fiscal Year 2004
“First Quarter Revenues Up 1%”

(Marne-la-Vallée, January 22, 2004), Euro Disney S.C.A., the operating company of Disneyland Resort Paris, reported today record first quarter revenues lifted by a strong holiday season and a successful Halloween period.  This revenue growth follows two previous consecutive quarters of significant revenue decline.

Disneyland Resort Paris revenues for the three months ended December 31, 2003 amounted to € 264.1 million compared to € 262.2 million for the corresponding period of the prior year.

Revenues by segment and activity were as follows:

	First Quarter ended December 31,		Variation
Unaudited (€ in millions)	2003	2002	Amount	%
Theme Parks	131.2	128.8	2.4	2%
Hotels and Disney Village	102.7	103.5	(0.8)	(1)%
Other	26.4	26.3	0.1	—%
Resort Activities Segment	260.3	258.6	1.7	1%

Real Estate Development Activities Segment	3.8	3.6	0.2	6%

Total Revenues	264.1	262.2	1.9	1%

Theme Parks revenues increased € 2.4 million to € 131.2 million, an improvement of 2% over the prior year first quarter, resulting from increased spending per guest and stable theme park attendance.

Hotels and Disney Village revenues decreased € 0.8 million to € 102.7 million, a decrease of 1% from the prior year.  These revenues reflect an expected decrease in hotel occupancy following the opening of additional third party on-site hotels that was almost entirely offset by an increase in average spending per room.

Real Estate Development Activities revenues increased € 0.2 million over the prior year quarter, in line with our expectations.

As previously announced in November 2003, the Company obtained waivers through March 31, 2004 from its lenders with respect to certain financial covenants and other obligations, including the level of its debt security deposit requirements.  The purpose of the waivers was to provide a period of time to reach resolution to the Company’s financial situation.  Negotiations with the Company’s various stakeholders are ongoing.

The Company finished the quarter ended December 31, 2003 with € 26.1 million of cash and short-term investments and a balance of  € 110.0 million outstanding (out of a total amount available of  € 212.7 million) under the credit facilities provided by The Walt Disney Company.

Commenting on the situation, André Lacroix, Chairman and Chief Executive Officer of Euro Disney S.A., said:

“I am pleased with our first quarter revenue performance, especially after the downward trend in our revenue performance during the second half of fiscal 2003 (-7% in the third quarter and –11% in the fourth quarter) due to various factors negatively impacting the travel and tourism industry.

These first quarter revenues reflect our new product developments with the launch of our enhanced Halloween and Christmas seasonal products, combined with innovative marketing.  The second quarter will include the launch of our new Lion King Carnival and our new pan-European advertising campaign: Needmag?c.  We will continue to work at strengthening the Disneyland Resort Paris brand in the European marketplace.

I am convinced that these two key pillars of our re-launch strategy – new product and innovative marketing – will contribute to the growth at Disneyland Resort Paris, the premier European resort destination.”

Corporate Communication

Investor Relations

Philippe Marie	Sandra Picard-Ramé
Tel: +331 64 74 59 50	Tel: +331 64 74 56 28
Fax: +331 64 74 59 69	Fax: +331 64 74 56 36
e-mail: philippe.marie@disney.com	e-mail: sandra.picard@disney.com

Next Scheduled Release: First Half results in April 2004

Additional financial information can be found on the internet at www.eurodisney.com.

Code ISIN:	FR0000125874	Code Reuters:	EDL.PA
Sicovam:	12 587	Code Bloomberg:	EDL FP

Euro Disney S.C.A. and its subsidiaries operate Disneyland Resort Paris which includes: Disneyland Park, Walt Disney Studios Park, seven themed hotels with approximately 5,800 rooms, two convention centres, Disney Village, a dining, shopping and entertainment centre, and a 27-hole golf facility.  The Group’s operating activities also include the management and development of the 2,000-hectare site, which currently includes approximately 1,000 hectares of undeveloped land.  On-site lodging capacity includes approximately 1,600 additional units, which are owned by third parties.  Euro Disney trades in Paris (SRD), London and Brussels.

Management believes certain statements in this press release may constitute “forward-looking statements” within the meaning of the U.S. Private Securities Litigation Reform Act of 1995.  These statements are made on the basis of management’s views and assumptions regarding future events and business performance as of the time the statements are made.  Actual results may differ materially from those expressed or implied.  Such differences may result from actions taken by the Company, as well as from developments beyond the Company’s control, including changes in political or economic conditions.  Other factors that may affect results are identified in the Company’s documents filed with the U.S. Securities and Exchange Commission.  The Company does not undertake, nor does it have any obligation, to provide, update or revise any forward-looking statements.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, Euro Disney has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

EURO DISNEY S.C.A.
By the Management Company (Gerant), Euro Disney S.A.
Date: January 22, 2004

	By:	/s/ DIANE FUSCALDO
	Name:	Diane Fuscaldo
	Title:	Director Corporate Controllership